

02005348

Aт 1/22/2002


SEC
JAN 1 4 2002
340
WASH. D.C.
SECTION

TC 1/17/02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-20267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2000 (MM/DD/YY) AND ENDING 9/30/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Frazer Lanier Company, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JAN 2 5 2002
THOMSON FINANCIAL

300 Water Street
(No. and Street)

Montgomery (City) Alabama (State) 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Waldrop (334) 265-8483
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson Thornton & Co., P.C.
(Name — *if individual, state last, first, middle name*)

200 Commerce Street (Address) Montgomery (City) Alabama (State) 36104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford A. Lanier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 19x2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Executive Officer and Chairman

Title



Notary Public

My Commission Expires: 3/7/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Frazer Lanier Company, Incorporated

Financial Statements Pursuant
To Section 17 of the Securities
Exchange Act of 1934, as Amended by the
Securities Acts Amendments of 1975
and Rule 17a-5 Thereunder as of
September 30, 2001

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

INDEX

	PAGE
Oath of affirmation	1
Independent auditors' report	2
Statement of financial condition	3 - 4
Statement of changes in stockholders' equity	5
Statement of income	6
Statement of cash flows	7
Notes to financial statements	8 - 10
Schedule of computation of net capital pursuant to Rule 15c3-1	11
Schedule of computation for determination of reserve requirements for broker-dealers under Rule 15c3-3	12
Schedule of reconciliation of net capital pursuant to Rule 15c3-1	13
Schedule of information relating to the possession or control requirements under Rule 15c3-3	14

OATH OF AFFIRMATION

I, Clifford A. Lanier, Jr., Chairman of The Frazer Lanier Company, Incorporated, do hereby certify that, to the best of my knowledge and belief, the attached financial statement of The Frazer Lanier Company, Incorporated, as of September 30, 2001 and supporting schedules are true and correct and that neither the corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Clifford A. Lanier, Jr., Chairman

Sworn to and subscribed before me this the 21st day of November, 2001.



Notary Public
My Commission expires 3/7/04

POST OFFICE BOX 5190
MONTGOMERY, AL 36103

TELEPHONE 205 265-8483
FAX 205 265-8524

300 WATER STREET
MONTGOMERY, AL 36104



JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan
Greenville
Prattville
Wetumpka

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated as of September 30, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated at September 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson Thornton & Co. PC

Montgomery, Alabama
October 25, 2001

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
(X-17A-5)
AT SEPTEMBER 30, 2001

ASSETS

	ALLOWABLE	NONALLOWABLE	TOTAL
Cash	$ 1,134,856		$ 1,134,856
Securities owned at market value:			
Stocks and warrants	2,619,792		2,619,792
Property, furniture, equipment, leasehold improvements and rights under lease agreements - at cost (Net of accumulated depreciation and amortization of $783,891)		$ 145,317	145,317
Other assets:			
Dividends and interest receivable		41,745	41,745
Loans and advances		2,526,588	2,526,588
Miscellaneous		6,370	6,370
Total assets	$ 3,754,648	$ 2,720,020	$ 6,474,668

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	A. I. LIABILITIES	NON A. I. LIABILITIES	TOTAL
Liabilities:			
Payables to brokers or dealers:			
Other	$ 30,983		$ 30,983
Accounts payable and accrued liabilities and expenses:			
Accounts payable	43,303		43,303
Deferred income taxes		$ 909,000	909,000
Income taxes	55,316		55,316
Accrued expenses and other liabilities	1,184,325		1,184,325
Total liabilities	$ 1,313,927	$ 909,000	2,222,927
Stockholders' equity:			
Common stock-			
Class A, voting, $1 par value; authorized 3,000 shares, 2,872 shares issued; 2,390 shares outstanding			2,872
Class B, nonvoting, $1 par value; authorized 1,000 shares, 550 shares issued; 321 shares outstanding			550
Additional paid-in capital			433,861
Retained earnings			4,569,703
			5,006,986
Less: Common stock in treasury; 711 shares at cost			(755,245)
Total stockholders' equity			4,251,741
Total liabilities and stockholders' equity			$ 6,474,668

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
Balance at September 30, 2000	$ 3,422	$ 433,861	$ 4,163,000	$ (755,245)
Net income for year ended September 30, 2001			406,703	
Balance at September 30, 2001	$ 3,422	$ 433,861	$ 4,569,703	$ (755,245)

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF INCOME
(X-17A-5)
FOR THE YEAR ENDED SEPTEMBER 30, 2001

REVENUE:	
Underwriting transactions	$ 1,779,790
Advisory fees	1,855,263
Gain on principal transactions:	
Realized	2,251
Unrealized	608,674
Interest	197,527
Other income	53,601
Total revenue	4,497,106
EXPENSES:	
Employee compensation and benefits	2,968,006
Communications	67,224
Occupancy and equipment costs	280,095
Promotional costs	194,091
Interest expense	3,292
Regulatory fees and expense	10,416
Other expenses	290,963
Total expenses	3,814,087
INCOME BEFORE INCOME TAXES	683,019
PROVISION FOR INCOME TAXES	276,316
NET INCOME	$ 406,703

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2001
Increase (Decrease) in Cash

CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:	
Net income	$ 406,703
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	21,860
Accrued interest income	(70,058)
Gain on disposition of assets	(8,500)
Unrealized gain on securities	(608,674)
Provision for deferred taxes	221,000
Increase in receivables	(278,164)
Decrease in other assets	6,278
Increase in accounts payable and accrued expenses	85,037
Net cash used for operating activities	(224,518)
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:	
Principal amounts (loaned) and received, net	(17,500)
Purchases of equipment	(1,500)
Proceeds from sale of equipment	8,500
Advances to officers, net	129,631
Net cash from investing activities	119,131
NET DECREASE IN CASH	(105,387)
CASH AT BEGINNING OF YEAR	1,240,243
CASH AT END OF YEAR	$ 1,134,856
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 3,292
Income taxes	59,531

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

Underwriting revenues - Revenues from investment banking activities (primarily underwriting profits and fees) are recognized on the closing date of the bond issue.

Securities transactions - Purchases and sales of securities are recorded in the accounts on a trade date basis.

Securities - The Company carries all marketable securities at market values with applicable provision for deferred income taxes. Securities held at September 30, 2001 consist of the common stock of a bank holding company.

Depreciation - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below.

Furniture and office equipment	5 - 7 years
Automobiles	3 years
Airplane	5 years
Leasehold improvements	5 - 31 years

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes primarily related to the differences between the basis of marketable securities for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets are sold.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash accounts primarily in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable - Management has reviewed the accounts receivable and all are considered by management to be collectible; therefore, no allowance for doubtful accounts has been provided.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:
Furniture, equipment and leasehold improvements consist of the following:

Leasehold improvements	$ 20,076
Furniture and office equipment	385,827
Automobiles	145,780
Airplane	377,525
	929,208
Less: Accumulated depreciation and amortization	783,891
Total	$145,317

NOTE 3 - NOTE PAYABLE - BANK:
The Company has a $600,000 line of credit with Regions Bank under which no draws were outstanding at September 30, 2001. The variable line of credit bears interest at the Bank's index rate. The line of credit is secured by certain firm investments and expires February 2002. The note is guaranteed by the Company's majority stockholder.

NOTE 4 - LEASES:
The Company subleases office space from certain individuals, one of whom is a stockholder of the Company. Rental expense amounted to $135,750 for 2001. The lease agreement requires future rental payments totaling $267,600 through September 30, 2003.

NOTE 5 - SUBORDINATED LIABILITIES:
At September 30, 2001, the Company had no liabilities subordinated to the claims of general creditors.

NOTE 6 - INCOME TAXES:
The provision for corporate income taxes for the year ended September 30, 2001 consists of the following:

Deferred tax provision	$221,000
Current income taxes:	
Federal	47,485
State	7,831
Total	$276,316

NOTE 7 - RETIREMENT PLAN:
The Company has a retirement plan covering substantially all employees. Contributions to the plan are authorized by the Board of Directors at its discretion. The Company's retirement expense for the year ended September 30, 2001 was $141,223.

NOTE 8 - NET CAPITAL REQUIREMENT:
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2001, the Company had net capital and net capital requirements of $1,011,267 and $250,000, respectively. The Company's percentage of aggregate indebtedness to net capital was 130%. The net capital rules may effectively restrict the payment of cash dividends.

NOTE 9 - RECEIVABLES FROM RELATED PARTIES:
At September 30, 2001, receivables and notes receivable include $2,426,438 from officers and employees. This amount includes $2,240,034 due from one officer. A portion of these receivables is secured. The receivables earn interest at various rates. The interest earned during the year ended September 30, 2001 was $171,608.

NOTE 10 - STOCK RETIREMENT AGREEMENTS:
The Company has a stock retirement agreement with each of its stockholders. The agreements require the Company to purchase its outstanding stock at a price equal to 100% or 75% of the book value of the shares, the percentage determined by the happening of certain events.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AS OF SEPTEMBER 30, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$ 4,251,741
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	2,720,020
Other additions and/or allowable credits:	
Deferred tax liability	258,704
Net capital before haircuts on securities positions	1,790,425
Haircuts on securities:	
Marketable investments	411,233
Undue concentration	367,925
Total haircuts on securities	779,158
Net capital	$ 1,011,267

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from statement of financial condition	$ 1,313,927
Total aggregate indebtedness	$ 1,313,927
Percentage of aggregate indebtedness to net capital	130%

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(X-17A-5)
AS OF SEPTEMBER 30, 2001

CREDIT BALANCES:	
Total credits	$ -
DEBIT BALANCES:	
Total Rule 15c3-3 debits	-
RESERVE COMPUTATION:	
Excess of total credits over total debits	-
If monthly computation, 105% of total credits over total debits	-
Amount held on deposit in "Reserve Bank Account," end of reporting period	10
Amount of deposit	-
Net amount in reserve bank account after deposit	$ 10
Date of deposit	N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2001 and the financial statements as required by Rule 17a-5.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AS OF SEPTEMBER 30, 2001

	FOCUS - PART II QUARTER ENDED SEPTEMBER 30, 2001	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT SEPTEMBER 30, 2001
COMPUTATION OF NET CAPITAL			
Total stockholders' equity from statement of financial condition	$ 4,246,002	$ 5,739	$ 4,251,741
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	2,720,120	(100)	2,720,020
Other additions and/or allowable credits:			
Deferred tax liability	259,437	(733)	258,704
Net capital before haircuts on securities positions	1,785,319	5,106	1,790,425
Haircuts on securities:			
Marketable investments	392,969	18,264	411,233
Undue concentration	370,081	(2,156)	367,925
Total haircuts on securities	763,050	16,108	779,158
Net capital	$ 1,022,269	$ (11,002)	$ 1,011,267
COMPUTATION ON AGGREGATE INDEBTEDNESS			
Total A.I. liabilities from statement of financial condition	$ 1,318,666	$ (4,739)	$ 1,313,927
Total aggregate indebtedness	$ 1,318,666	$ (4,739)	$ 1,313,927
Percentage of aggregate indebtedness to net capital	129%	1%	130%

The adjustments are primarily due to accrued income taxes payable and deferred income taxes.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
(X-17A-5)
AS OF SEPTEMBER 30, 2001

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE
Number of items	NONE
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3	NONE
Number of items	NONE

The Frazer Lanier Company, Incorporated

Montgomery, Alabama

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

September 30, 2001


JAN 1 4 2002
340



JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan

Greenville

Prattville

Wetumpka

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

In planning and performing our audit of the financial statements of The Frazer Lanier Company, Incorporated for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Frazer Lanier Company, Incorporated, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson Thornton & Co. PC

Montgomery, Alabama
October 25, 2001